Exhibit 99.2

                        Consent of Independent Auditors



We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-110124) pertaining to the IsoTis S.A. Stock Option Plan 2003/2 of our report dated August 28, 2003, with respect to the consolidated financial statements of Modex Therapeutiques S.A. for the eleven months ended November 30, 2002, included in Amendment No. 1 to the Form 6-K dated October 30, 2003 and filed with the Securities and Exchange Commission.


/s/ Mark Hawkins                            /s/ Stuart Reid


Geneva, Switzerland, November 5, 2003
Ernst & Young Ltd